APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Emerald River of Maine LLC
Statement of Cash Flow - unaudited
For the period ended December 31, 2020

	Current Period	Prior Period
	Jan 1, 2020 to Dec 31, 2020	N/A
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	32	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	768	-
Sales Tax Payable	1	-
Total Adjustments	768	-
Net Cash Flows From Operating Activities	800	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Startup Expenses	(25,629)	-
Net Cash Flows From Investing Activities	(25,629)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Emerald River LLC (MA) contribution	19,522	-
Partner loan to company	25,000	-
Member's Withdrawals	(5,395)	-
Net Cash Flows From Financing Activities	39,127	-
NET INCREASE (DECREASE) IN CASH	14,298	-
CASH - BEGINNING	-	-
CASH - ENDING	14,298	-

Emerald River of Maine LLC
Income Statement - unaudited
For the periods ended Jan 1, 2020 - Dec 31, 2020

	Current Period	Prior Period
	Jan 1, 2020 - Dec 31, 2020	**N/A**
REVENUES		
Sales	$ 22.94	$ -
TOTAL REVENUES	**22.94**	**-**
COST OF GOODS SOLD		
Cost of Sales		-
Other Direct Costs	0.99	-
TOTAL COST OF GOODS SOLD	0.99	-
GROSS PROFIT (LOSS)	21.95	-
OPERATING EXPENSES		
Operating Expenses	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	21.95	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	(9.75)	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	(9.75)	-
NET INCOME (LOSS)	$ 31.70	$ -

Emerald River of Maine LLC
Balance Sheet - unaudited
For the period ended Dec 31, 2020

	Current Period		Prior Period	
	31-Dec-20		**N/A**	
ASSETS				
Current Assets:				
Cash	$	14,297.97	$	-
Accounts Receivables		-		-
Prepaid Expenses		-		-
Total Current Assets		14,297.97		-
Other Assets:				
Startup Expense		25,629.34		-
Total Other Assets		25,629.34		-
TOTAL ASSETS	$	**39,927.31**	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	767.50	$	-
Sales Tax Payable		0.88		-
Other Liabilities		-		-
Total Current Liabilities		768.38		-
Long-Term Liabilities:				
Notes Payable		25,000.00		-
Total Long-Term Liabilities		25,000.00		-
EQUITY				
Capital Stock/Partner's Equity		19,521.77		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		(5,394.54)		-
Net Income (Loss)		31.70		-
Total Equity		14,158.93		-
TOTAL LIABILITIES & EQUITY	$	**39,927.31**	$	-

I, Morriss M. Partee, certify that:

1. The financial statements of Emerald River of Maine LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Emerald River of Maine LLC included in this Form reflects accurately the information reported on the tax return for Emerald River of Maine LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Morriss M. Partee*

Name: Morriss M. Partee

Title: Founder/Manager